Filed Pursuant to Rule 424(b)(3)
Registration No. 333-102567

Prospectus

DIVIDEND REINVESTMENT PLAN

American Financial Group, Inc.

3,000,000 shares
Common Stock

Through our Dividend Reinvestment Plan (the “plan”), we offer holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in American Financial Group common stock.  Shareholders participating in the plan receive their dividends in shares of our common stock at a discount of 4% from the market price.  No brokerage commissions or service fees are charged on any shares purchased through reinvested dividends.

Shares purchased under the plan can be newly issued shares of previously authorized but unissued shares of our common stock or shares purchased in the open market by our plan administrator.  Shareholders who do not participate in the plan receive cash dividends, when and as declared by our board of directors, in the usual manner.

Our common stock is listed on the New York Stock Exchange and the Nasdaq Global Select Market under the symbol “AFG.”  On February 25, 2011, the last quoted price for our common stock as reported on the NYSE and Nasdaq was $34.37.

Investing in our common stock involves risks that are described in “Risk Factors” beginning on page 2 of this prospectus and Item 1A “Risk Factors” beginning on page 15 of our Annual Report on Form 10-K for the year ended December 31, 2010.

These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Commission passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

February 28, 2011

ABOUT THIS PROSPECTUS

This document is called a prospectus and is part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”) relating to the shares of our common stock offered under the plan. This prospectus does not include all of the information in the registration statement. The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about AFG, the plan and the securities offered.  The registration statement can be read at the SEC website or at the SEC office mentioned under the heading “Where You Can Find More Information.”

This document supersedes all prior plan prospectuses.

When acquiring any securities discussed in this prospectus, you should rely only on the information provided in this prospectus, including the information incorporated by reference. We have not authorized anyone to provide you with different information. We are not offering the securities in any state or jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any document incorporated by reference is accurate and complete as of any date other than the date on the front cover page of those documents.

In this prospectus, unless stated otherwise or the context otherwise requires, references to “AFG,” “we,” “us” and “our” refer to American Financial Group, Inc., an insurance holding company incorporated in Ohio, and its subsidiaries..

THE PLAN

Under the plan, we offer our shareholders the opportunity to purchase shares of our common stock by reinvesting their cash dividends in additional shares of common stock.  As explained below, the administrator of the plan will reinvest all or a portion of the cash dividends of a participating shareholder.

Shares purchased under the plan will be purchased at a 4% discount to the market price of our common stock.

RISK FACTORS

Investing in our securities involves risk.  Please see the risk factors set forth in Part I, Item 1A in our Annual Report on Form 10-K for our most recent fiscal year, as updated by our quarterly reports on Form 10-Q and other filings we make with the SEC, as incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations. These risks could materially affect our business, results of operations or financial condition and cause the value of our securities to decline.

QUESTIONS AND ANSWERS ABOUT THE PLAN

1.           What is the purpose of the plan?

The plan provides shareholders with a convenient and economical method of investing their cash dividends in additional shares of our common stock.

2.           Who can participate in the plan?

Any holder who owns shares of our common stock in his or her name on AFG’s stock transfer books (a “Registered Holder”) may participate in the plan.  A shareholder who beneficially owns shares of common stock that are registered in a name other than such shareholder’s name (for example, where shares are held in the name of a broker, bank or other nominee) may participate in the plan by becoming a Registered Holder by having one or more shares transferred into such shareholder’s own name.  In our discretion, nominees of our employee benefit plans may also participate in the plan.  Shareholders may deposit shares for safekeeping with AFG’s transfer agent, and such shares will be eligible for dividend reinvestment.

3.           What are the principal features of the plan to shareholders?

We provide a 4% discount to shareholders who purchase shares with reinvested dividends (see Question 10).  Participants do not pay any brokerage commissions or service charges for purchases.  Full investment of funds is possible because the plan permits fractions of shares, as well as full shares, to be credited to a participant’s account.

4.           Who administers the plan?

Our transfer agent, American Stock Transfer and Trust Company (“AST” or the “administrator”), administers the plan.  The administrator keeps plan records, acquires shares of common stock as agent for all participants and handles distributions from the plan.  The administrator will keep a record of dividends reinvested and purchases made under the plan and, unless otherwise instructed by a participant, will send participants a statement of account following each dividend payment and reinvestment transaction.  The administrator will also act as custodian of shares purchased under the plan as well as shares deposited into the plan by a participant.

You should address all inquiries and notices to the plan administrator as follows:

American Stock Transfer and Trust Company
Dividend Reinvestment Group
59 Maiden Lane
New York, NY  10038
1-866-673-8055

You should address all transaction requests to the plan administrator as follows:

American Stock Transfer and Trust Company
P.O. Box 922
Wall Street Station, NY  10269-0560
1-866-662-3946

Participants will also be able to view their account information and account balances and can also  perform certain transactions and request forms on line through AST’s website:  www.amstock.com.

5.           How do shareholders join the plan?

Any shareholder may join the plan by completing an enrollment and authorization form (an “enrollment form”) and returning it to the administrator.  An enrollment form may be obtained at any time by writing or calling the administrator or by visiting either the “Shareholder Information and FAQs” page under the Investor Relations tab on AFG’s website (www.afginc.com) (see “Does AFG have a Dividend Reinvestment Plan?”).

6.           Can a shareholder participate only as to some of his or her shares?

Yes.  A shareholder may participate in the plan with respect to less than all shares held in his or her name and continue to receive cash dividends on the remaining shares.

7.           When may a shareholder join?

A shareholder may join the plan at any time.  If an enrollment form is received by the administrator on or before the record date for the payment of a cash dividend, the participant’s dividends will begin being reinvested with that dividend payment.  Our dividend record and payment dates are normally on or close to the dates shown below:

Record Date	Payment Date
January 15	January 25
April 15	April 25
July 15	July 25
October 15	October 25

If an enrollment form is received after the record date for a cash dividend, the dividend will be paid in cash, and participation in the plan will begin with the next cash dividend payment.  For example, if an enrollment form is received on or before January 15, the dividend payable on or about January 25 will be reinvested under the plan.  If an enrollment form is received after January 15, then the first dividend reinvested under the plan will be the dividend payable on or about April 25.

8.           What is the source of shares purchased under the plan?

Shares purchased under the plan will normally come from the authorized but unissued shares of our common stock but may come from shares we hold as treasury shares or through open market purchases.  The price of shares purchased for participants will be the same whether the shares are newly issued shares or treasury shares.  The price for shares purchased for participants on the open market will be the actual price paid for such shares, minus 4%.  Please see Question 10.

9.           When will purchases of stock be made?

Purchases will be made on (or as close as practicable to) the dividend payment date.  We call this the investment date.  If the dividend payment date falls on a day when the administrator or the New York Stock Exchange is closed, the investment date will be the next day on which both the administrator and the New York Stock Exchange are open.

Purchases on the open market may begin up to five business days prior to the investment date and will be completed by the investment date, except where completion at a later date is necessary or deemed appropriate by the administrator.

10.           What is the price of shares purchased under the plan?

The price of newly-issued or treasury shares purchased with reinvested cash dividends will be 4% below the average of the high and low sale prices of our common stock as reported on the New York Stock Exchange Composite Tape on the investment date on which shares are purchased.  These prices are published regularly in the financial press.

The price for shares purchased for participants in the open market will be the actual price paid for such shares, minus 4%.

11.           How will the number of shares to be purchased be determined?

The number of shares that will be purchased for a participant’s account will depend on the amount of the participant’s cash dividend and the price of the shares.  A participant’s account will be credited with the number of shares (including fractional shares computed to three decimal places) that results by dividing the dividend amount by the applicable purchase price (computed to three decimal places).

12.           Are there any costs to participants for purchases under the plan?

No.  We will pay all fees, commissions, expenses and costs in connection with purchases under the plan.  However, please see Question 17 concerning charges applicable upon withdrawal from the plan.

13.           Will dividends be paid on shares held in a participant’s account?

Yes.  Cash dividends will be paid on all whole and fractional shares held in a participant’s account and will be reinvested in additional shares.

14.           What reports will be sent to participants?

Quarterly, following dividend payment and reinvestment transactions, the administrator will deliver each participant a statement of his or her account.  The statement will show all amounts invested, the number of shares purchased and the purchase price, and a current summary of the participant’s total holdings under the plan.  The statements of account are the participant’s record of the cost and date of his or her purchases and should be retained for income tax purposes.  Participants will also receive information from the administrator for reporting dividend income for income tax purposes on shares held under the plan.  The administrator will also send information for reporting dividend income for income tax purposes on shares held outside the plan.

Participants will also enjoy all the rights and privileges associated with ownership of AFG common stock and will receive all shareholder communications, including annual reports and proxy statements.

15.           Will a participant receive certificates for shares purchased?

Normally, certificates for shares purchased under the plan will not be sent to participants and will instead be registered in the name of the administrator or its nominee.  This custodial service relieves participants of responsibility for the safekeeping of multiple certificates and protects participants against the risk of loss, theft or destruction of certificates.

Upon the participant’s written request, the administrator will send a certificate for the total number of whole shares credited to his or her account, or for any lesser number specified.  Any remaining shares or fractional shares will continue to be held in the participant’s account.  Certificates for fractional shares will not be issued.

16.           In whose name will certificates be issued?

Certificates sent to a participant by the administrator upon written request will be registered in the name in which the plan account is maintained.  This generally will be the name or names in which the participant’s original certificates were registered at the time of joining the plan.

17.           How does a participant withdraw from the plan?

A participant may withdraw from the plan by sending written notification of withdrawal to the administrator.  In the event a participant withdraws from the plan, the administrator will deliver to the holder a certificate for whole shares credited to his or her account.  In addition, any fractional shares will be sold and a cash payment will be made for the sales price thereof.

Alternatively, a participant may withdraw from the plan and request that the administrator sell all shares, both whole and fractional, held in his or her account.  The proceeds from the sale, less the administrator’s service fee, any brokerage commissions and transfer taxes, will be remitted to the withdrawing participant.  The administrator may accumulate sale requests, but sales are expected to occur as soon as administratively feasible and, in any event, at least as frequently as every ten calendar days.  The price of shares sold will be the average of all actual sales under the plan on the sale date.

18.           When may a participant withdraw from the plan?

A participant may withdraw from the plan at any time.  If the administrator receives the withdrawal request at least five business days prior to a dividend record date, the amount of the cash dividend which would otherwise have been invested on the next investment date, and all subsequent dividends, will be paid to him or her in cash.  If the administrator receives the withdrawal request less than five business days before the dividend record date, the amount of the cash dividend to be invested on the next investment date will be so invested, but all subsequent dividends will be paid to the participant in cash.

19.           Can a participant request that a portion of the shares in his or her account be sold and remain in the plan?

Yes. A participant may request that the administrator sell less than all shares held in his or her account, and continue to be a participant with respect to the remaining shares in his or her plan account.

20.           May a shareholder rejoin the plan?

Generally, a shareholder may rejoin the plan and become a participant at any time. However, in order to minimize administrative expenses and to encourage use of the plan as a long-term investment service, we retain the ability to reject the enrollment form from a previous participant on grounds of excessive joining and termination.

21.           What happens if a participant either sells all of his or her shares of common stock or transfers all of his or her shares of common stock into a brokerage account?

A participant may dispose of all of the shares of common stock registered in his or her name or deposit such shares into a brokerage account (holding them in “street name”).   This will have the same effect as a withdrawal from the plan.

22.           What happens if American Financial Group issues a stock dividend, declares a stock split or has a rights offering?

Any shares that we distribute as a stock dividend on shares held in the participant’s plan account (including fractional shares) and any split of such shares will be credited to a participant’s plan account.  Stock dividends or splits distributed on all other shares held by a participant will be mailed directly to a participant in the same manner as to shareholders who are not participating in the plan.

In a rights offering, a participant’s entitlement will be based upon his or her total holdings, including those credited to his or her account under the plan.

23.           Can a participant vote shares held under the plan?

Yes.  Participants can vote their plan shares.  Fractional shares, however, cannot be voted.

24.           What if a participant acquires additional shares after becoming a participant?

If a participant acquires shares of common stock in the market or otherwise, the dividends paid on those shares will be reinvested under the plan unless the new shares are registered in an account name which is different from the name in which the shareholder is registered under the plan.  Upon written instruction to the administrator, a participant may elect to receive cash dividends on the newly acquired shares and still remain in the plan with respect to the previously held shares.

25.           What happens to the account if a participant dies?

Upon receipt by the administrator of proper notice of the death or incompetency of a participant, together with any other forms as may be required by the administrator, the participant’s account will be terminated and shares will be delivered to the appropriate person in the same manner relating to a participant who withdraws from the plan. See Question 17.

26.           What happens if American Financial Group, voluntarily or involuntarily, liquidates, dissolves or winds up?

Each participant in the plan, as a holder of common stock, will be entitled to receive his or her pro rata share of our assets remaining after distribution has been made to the holders of creditor claims and any preferred stock.

27.           What are the responsibilities of American Financial Group and the administrator under the plan?

Neither AFG nor the administrator can assure participating shareholders of a profit or protect them from a loss in any investment they may make in shares of our common stock under the plan.  In administering the plan, neither AFG nor the administrator is liable for any act done in good faith or for any omission to act in good faith, including, without limitation, any claim for liability arising out of failure to terminate a participant’s account upon such participant’s death prior to receipt of notice in writing of such death.  We retain the right to interpret and regulate the plan, and to modify, suspend or terminate it at any time.

28.           What are the federal income tax consequences of participating in the plan?

In general, participants in the plan have the same federal income tax obligations with respect to their dividends as do shareholders who are not participating in the plan.  This means that the cash dividends a participant reinvests under the plan will be treated as having been received even though the participant does not actually receive them in cash but, instead, uses them to purchase additional shares of stock under the plan.

The Internal Revenue Service has ruled with respect to a plan similar to our plan that the full fair market value of the shares purchased with reinvested dividends is taxable as dividend income to the participant.  This means that in addition to the reinvested dividends being taxable, the 4% discount allowed on the purchase of shares with reinvested dividends under the plan is also taxable as dividend income to the participant in the year the shares are purchased.

The tax basis of shares acquired through reinvested dividends is equal to the fair market value of the stock on the investment date rather than the discounted amount paid for the shares.  The holding period for shares acquired under the plan begins the day after the applicable investment date.

The following example, using assumed data, illustrates the federal income tax consequences when a participant reinvests dividends under the plan:

Dividends reinvested	$ 96.00
Market value (average market price) per share	$ 25.00
Less 4% discount per share	$ 1.00
Purchase price per share	$ 24.00
Number of shares purchased ($96.00 divided by $24.00)	4 shares
Total discount taxable (4 shares times $1.00)	$ 4.00
Total taxable as dividend income	$ 100.00

In the case of participating foreign shareholders whose dividends are subject to the withholding of U.S. income taxes, the tax to be withheld will be deducted from each dividend payment before it is reinvested.

This example is a general summary only, and each participant should consult his or her own tax adviser to determine the tax consequences of his or her participation.

29.           May the plan be amended or discontinued?

Yes, we may terminate or amend the plan at any time.  We will notify all participants of termination or provide information regarding any material amendment.  If we terminate the plan in order to establish a new dividend reinvestment plan, participants will automatically participate in the new plan.  We will also continue to apply cash dividends as participants previously requested on their enrollment forms.

USE OF PROCEEDS

The proceeds from the sale of shares purchased from us under the plan will be added to our general operating funds to be used as working capital.  We will receive no proceeds from the sale of shares purchased by the administrator on the open market.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, under which we file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy this information at prescribed rates at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at (800) 732-0330 for further information about the Public Reference Room.  The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers that file electronically with the Securities and Exchange Commission.  The address of that site is www.sec.gov. You may also access these filings free of charge through our Internet site at www.afginc.com.  Other than the information specifically contained or incorporated by reference in this prospectus, information on American Financial Group’s website is not part of this prospectus.

Our common stock is listed on the New York Stock Exchange and the Nasdaq Global Select Market under the symbol “AFG.”  Reports, proxy statements and other information regarding American Financial Group, Inc. may be read and copied at the offices of the NYSE located at 20 Broad Street, New York, New York 10005 and at the offices of Nasdaq located at Financial Industry Regulatory Authority Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

 We are “incorporating by reference” into this prospectus certain information that we file with the Securities and Exchange Commission, which means that we are disclosing important information to you by referring you to those documents.  The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus.  This prospectus incorporates by reference the documents set forth below that we have previously filed with the Securities and Exchange Commission:

•	Our Annual Report on Form 10-K for the year ended December 31, 2010.

•	The description of our common stock contained in our Registration Statement on Form 8-A filed on November 25, 1997 registering our common stock under Section 12 of the Securities Exchange Act of 1934.

All documents that AFG files with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act from the date of this prospectus to the termination of this offering shall also be deemed to be incorporated in this prospectus by reference.  Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement.  Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

 You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number: Karl J. Grafe, Vice President, Assistant General Counsel and Secretary, American Financial Group, Inc., One East Fourth Street, Cincinnati, Ohio 45202, (513) 579-2540. Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus.

You should rely only on the information incorporated by reference or provided in this prospectus.  We have not authorized anyone else to provide you with different information.  We are not making an offer of these securities in any state where the offer is not permitted.  You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

 This prospectus (including the information incorporated by reference) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are subject to numerous assumptions, risks or uncertainties. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. Some of the forward-looking statements can be identified by the use of forward-looking words such as “anticipates,” “believes,” “expects,” “projects,” “estimates,” “intends,” “plans,” “seeks,” “could,” “may,” “should,” “will” or the negative version of those words or other comparable terminology.

Factors that could cause our actual results or financial condition to differ from those in the forward-looking statements may accompany the statements themselves, and include those set forth in the sections “Forward-Looking Statements” on page 1 and “Risk Factors” on page 15 of our Annual Report on Form 10-K for the year ended December 31, 2010. In addition, generally applicable factors that could cause actual results or outcomes to differ from those expressed in the forward-looking statements are and will be discussed in our reports on Forms 10-K, 10-Q and 8-K incorporated by reference in this prospectus.

 All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. We do not undertake any obligation to publicly update or review any forward-looking statement.

LEGAL MATTERS

Keating Muething & Klekamp PLL, Cincinnati, Ohio will pass upon the validity of the common stock.  Each of Joseph P. Rouse and Paul V. Muething, partners of Keating Muething & Klekamp PLL, serves as trustee of trusts which hold 4,162,398 and 4,117,093 shares, respectively, of our common stock for the benefit of members of the Carl H. Lindner family. Each of Mr. Rouse and Mr. Muething has sole voting and dispositive power over the shares as trustee, but has no financial interest in such shares.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited AFG’s consolidated financial statements and schedules, included in AFG’s Annual Report on Form 10-K for the year ended December 31, 2010, and the effectiveness of AFG’s internal control over financial reporting as of December 31, 2010, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. AFG’s consolidated financial statements and schedules and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010 are incorporated herein by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.